Exhibit 77(i)

At the June 3, 2010 meeting, the Board of Directors of ING Series Fund, Inc. approved renewing the waiver of the service fee payable to ING Investments Distributor, LLC (formerly known as ING Funds Distributor, LLC) (“IID”) in an amount of 0.25% of the average daily net assets attributable to Class O shares of ING Money Market Fund. IID has agreed to continue to waive that fee for the period from August 1, 2010 through August 1, 2011.